Exhibit 99.1

Baosheng Media Group Holdings Limited Reports Financial Results for the First Half of 2022

Beijing, China, October 14, 2022 (GLOBAL NEWSIRE) – Baosheng Media Group Holdings Limited (NASDAQ: BAOS) (“Baosheng” or the “Company”), a China-based online marketing solution provider, today announced its financial results for the first half of 2022 ended June 30, 2022.

Ms. Shasha Mi, the Chief Executive Officer of the Company, commented, “First half of fiscal year 2022 proved to be more challenging than we expected. Our clients have reduced their advertising expenditure budget due to the resurgence of the COVID-19 pandemic and as a result, our business was under significant pressure during the first half of fiscal year 2022. We remained focused on exploring business opportunities, enhancing our precision marketing model, and improving our competitiveness by providing our customers with the best services. We continued to provide professional marketing solutions despite the challenging environment and our efforts have been recognized by the market. In the first half of 2022, we won multiple awards established by Alibaba, including 2022 Alibaba Super Huichuan Excellent Service Provider Award, Progress Award and Outstanding Growth Award, which demonstrates Alibaba’s high recognition of our service capabilities.”

Ms. Mi added, “The COVID-19 pandemic has created opportunities for the development of the digital economy. The application of digital technology has accelerated the transformation and upgrade of traditional online shopping and food ordering platform, and also stimulated the development of new industries, ecosystems and business models, such as live streaming, remote working, remote learning and online workout.”

Ms. Mi continued, “As we look to the remainder of fiscal year 2022, we expect to take the necessary initiatives to seize new opportunities in digital technology and explore business development opportunities in this new trend. We will continue cooperating with existing customers in the field of marketing, optimizing our own resource network, and improving our profitability. In addition, we intend to invest in innovative industries, improve our industrial chain, and further enhance our business resilience and competitive strengths. Leveraging our extensive experience and expertise in online marketing, we believe our capabilities and business foundation position us well to achieve our growth goals and create long-term value for our shareholders.”

Financial Highlights for the First Half of 2022

	For the Six Months Ended June 30,
	2022	2021	% Change
Revenues	$428,150	$2,415,352	-82.3%
Gross (loss) profit	$(1,062,518)	$1,444,334	-173.6%
Gross margin	-248.2%	59.8%	-515.0%
Loss from operations	$(6,536,807)	$(2,242,820)	191.5%
Net loss	$(6,310,346)	$(271,671)	2,222.8%
Loss per share	$(0.22)	$(0.01)	2,100.0%

•	Revenue decreased by 82.3% to $0.4 million in the first half of 2022 from $2.4 million in the first half of 2021.
•	Gross profit decreased by 173.6% to a gross loss of $1.1 million in the first half of 2022 from a gross profit of $1.4 million in the first half of 2021.
•	Gross margin was negative 248.2% in the first half of 2022, compared to 59.8% in the first half of 2021.
•	Loss from operations increased by 191.5% from $2.4 million in the first half of 2021 to $6.5 million in the first half of 2022.
•	Net loss increased by 2,222.8% from $0.3 million in the first half of 2021 to $6.0 million in the first half of 2022.
•	Loss per share increased by 2,100.0% from $0.01 per share in the first half of 2021 to $0.22 per share in the first half of 2022.

Financial Results for the First half of 2022 and 2021

The following table summarizes the results of the Company’s operations during the first half of 2022 and 2021, respectively.

	For the Six Months Ended June 30,		Changes
	2022	2021	Amount	%
Revenues	$428,150	$2,415,352	$(1,987,202)	-82.3%
Cost of revenues	(1,490,668)	(971,018)	(519,650)	53.5%
Gross (loss) profit	(1,062,518)	1,444,334	(2,506,852)	-173.6%

Operating Expenses
Selling and marketing expenses	(363,678)	(541,953)	178,275	-32.9%
General and administrative expenses	(1,596,269)	(1,654,997)	58,728	-3.5%
Provision for doubtful accounts	(3,514,342	(1,490,204)	(2,024,138)	135.8%
Total Operating Expenses	(5,474,289)	(3,687,154)	(1,787,135)	48.5%

Loss from Operations	(6,536,807)	(2,242,820)	(4,293,987)	191.5%

Interest income (expense), net	42,948	(64,203)	107,151	-166.9%
Changes in fair value of warrant liabilities	-	1,902,153	(1,902,153)	-100.0%
Subsidy income	38,790	249,102	(210,312)	-84.4%
Other income (expenses), net	146,964	(115,903)	262,867	-226.8%
Loss Before Income Taxes	(6,308,105)	(271,671)	(6,036,434)	2,222.0%

Income tax expense	(2,241)	-	(2,241)	100%

Net Loss	$(6,310,346)	$(271,671)	$(6,038,675)	2,222.8%

Revenues

The Company recognizes all revenues on a net basis, which are comprised of (i) rebates and incentives offered by publishers for procuring advertisers to place ads with them, which are typically calculated with reference to the advertising expenses of the Company’s advertisers and are closely correlated to the Company’s gross billing from advertisers; and (ii) net fees from advertisers, which are essentially the fees the Company charges its advertisers (i.e. gross billing), net of the media costs the Company incurred on their behalf.

Revenue decreased by 82.3% to $0.4 million in the first half of 2022 from $2.4 million in the first half of 2021.

	For the Six Months Ended June 30,
	2022	2021	% Change
Rebates and incentives offered by publishers	$373,508	$2,355,036	-84.1%
Net fees from advertisers	54,642	60,316	-9.4%
Revenues	$428,150	$2,415,352	-82.3%

The rebates and incentives offered by publishers decreased by $2.0 million, or 84.1%, to $0.4 million in the first half of 2022 from $2.4 million in the first half of 2021, which was mainly caused by a decrease of $2.0 million in revenue from Sogou, as the authorized agency agreement between the Company and Sogou ended in March 2021, before which Sogou was the Company’s top publisher. However, as they were affected by the COVID-19 pandemic and stay-at-home policy in the People’s Public of China (the “PRC” or “China”), the Company’s major publishers, including Alibaba and Bytedance, reduced their budget on advertising expenditure. As a result, the rebates and incentives offered by the Company’s publishers in the first half of 2022 were below expectations.

The net fees from advertisers remained stable during the two periods.

The Company generates advertising agency revenues from Search Engine Marketing (“SEM”) services and non-SEM services.

	For the Six Months Ended June 30,
	2022	2021	% Change
Revenue from SEM services	$50,380	$2,356,200	-97.9%
Revenue from Non-SEM services	377,770	59,152	538.6%
Revenues	$428,150	$2,415,352	-82.3%

The revenues from SEM services consist of rebates and incentives offered by publishers. The revenues from SEM services decreased by $2.3 million, or 97.9%, to $0.05 million in first half of 2022 from $2.3 million in first half 2021. The decrease in revenues from SEM services was primarily due to the decrease of $2.0 million in revenues from Sogou as the Company did not provide agency services to Sogou since April 2021.

The revenues from non-SEM services consist of both rebates and incentives offered by publishers and the net fees from advertisers. The revenues from non-SEM services increased by $0.32 million, to $0.38 million in first half of 2022 from $0.06 million in first half 2021. Such increase was mainly due to an increase in new media ads placed by the Company’s advertisers. For the six months ended June 30, 2022, the Company started to focus on the short video feeds advertising business.

Cost of revenues

The cost of revenues was primarily comprised of payroll and welfare expenses incurred by staff responsible for advertiser services and media relations, and taxes and surcharges. Total cost of revenues increased by $0.5 million, or 53.5%, to $1.5 million in the first half of 2022 from $1.0 million in the first half of 2021. The increase was primarily attributable to an increase of staff costs by $0.5 million, or 52.7%, as a result of an increase of 33 additional employees (based on monthly average headcount) hired for agency services for short video feeds advertising business. The Company employed staff who were expert in producing short video clips and flow media. However, because the Company just commenced short video feeds advertising services, the customers contributed less revenue than cost incurred.

Gross profit

The Company generated a gross loss of $1.0 million in first the half of 2022, as compared with a gross profit of $1.4 million in the first half of 2021. Overall gross margin changed by 308.0% to a negative margin of 248.2% in the first half of 2022, from a gross margin of 59.8% in the first half of 2021.

Selling and marketing expenses

Selling and marketing expenses decreased by $0.2 million, or 32.9%, to $0.3 million in the first half of 2022 from $0.5 million in the first half of 2021. The decrease in selling expenses was primarily due to a decrease of $0.2 million in entertainment expenses for marketing and promotion activities as a result of decreased gross billing for the first half of 2022.

General and administrative expenses

General and administrative expenses were $1.6 million and $1.7 million, respectively, in the first half of 2022 and 2021. The Company’s general and administrative expenses remained stable during these two periods.

Provision for doubtful accounts

For the first half of 2022 and 2021, provision for doubtful accounts was primarily comprised of provision for doubtful accounts receivable of $3.5 million and $1.5 million, respectively. The increase in provision for doubtful accounts receivable in the first half of 2022 was primarily because some of the Company’s mobile app ads advertisers were adversely affected by both the COVID-19 pandemic and stricter governmental regulations affecting the financial and insurance industry, education industry and gaming industry. Accordingly, the Company’s advertisers in these industries slowed down payments of accounts receivables and required the Company to provide longer credit terms. The Company provided increasing allowances on accounts receivables due from these advertisers according to the Company’s provision policy.

Change in fair value of warrant liabilities

The change in fair value of warrant liability for the first half of 2021 represents a net remeasurement gain of $1.9 million for the private placement warrants, which were issued to two investors in connection with the Company’s private placement of $10.0 million on March 18, 2021. The fair value of the warrants as of March 18, 2021 and June 30, 2021 was estimated to be $2.4 million and $0.5 million, respectively, by using the Black-Scholes valuation model. The change in fair value as of June 30, 2021 as compared to that of March 18, 2021 amounted to $1.9 million, which was recognized in the consolidated statements of operations. For the first half of 2022, there were no changes in fair value of warrant liabilities.

Income tax expense

Income tax expense was $2,241 in the first half of 2022, as compared to income tax expense of $nil in the first half of 2021. For the first half of 2022, a subsidiary of the Company incurred income tax expenses of $2,241.

For the first half of 2021, the Company did not incur income tax expenses, as the Company incurred taxable losses.

Net loss

Net loss was $6.3 million in the first half of 2022, compared to net loss of $0.3 million in the first half of 2021. Basic and diluted loss per share was $0.22 in the first half of 2022, compared to basic and diluted loss per share of $0.01 in the first half of 2021.

Financial Condition

As of June 30, 2022, the Company had cash and cash equivalents of $5.0 million, compared to $4.8 million as of December 31, 2021.

Net cash used in operating activities was $4.0 million in the first half of 2022, compared to net cash used in operating activities of $27.8 million in the first half of 2021. For the first half of 2022, net cash used in operating activities mainly derived from (i) net loss of $6.3 million adjusted for noncash provision for doubtful accounts of $3.3 million, (ii) net changes in the Company’s operating assets and liabilities, principally consisting of (a) a decrease in accounts receivable of $0.6 million, due to a decrease in gross billing; (b) a decrease of advances from advertisers of $1.1 million; and (c) a decrease in prepayments of $4.1 million and a decrease in accounts payable to third parties of $1.2 million, because of decrease in purchase from advertisers.

Net cash used in operating activities was $27.8 million in the first half of 2021. For the first half of 2021, net cash used in operating activities mainly derived from (i) net loss of $0.3 million adjusted for noncash provision for doubtful accounts of $1.5 million and the change in fair value of warrant liabilities of $1.9 million, (ii) net changes in our operating assets and liabilities, principally consisting of (a) a decrease in accounts receivable of $7.8 million, due to collections and a decrease in gross billing; (b) an increase of advances from advertisers of $2.0 million; and (c) an increase in prepayments of $12.2 million and a decrease in accounts payable to third parties of $20.6 million, because publishers required increased prepayments or prompt repayments from us.

Net cash provided by investing activities was $1.7 million in the first half of 2022, compared to net cash used in investing activities of $5.7 million in the first half of 2021. For the first half of 2022, net cash provided by investing activities was due to collection of loans of $1.7 million from related parties. For the first half of 2021, net cash used in investing activities was due to the purchase of property and equipment of $0.4 million, purchase of intangible assets of $0.8 million, prepayments for intangible assets of $2.9 million, and equity investment of $1.5 million in an investee.

Net cash used in financing activities was $1.3 million in the first half of 2022, compared to net cash provided by financing activities of $38.5 million in the first half of 2021. For the first half of 2022, cash used in financing activities was mainly attributable to payment of dividends of $1.2 million. During the first half of 2021, cash provided by financing activities mainly consisted of net proceeds of $30.2 million from the Company’s initial public offering and overallotment, net proceeds of $9.9 million from the private placement with two investors, partially offset by repayment of borrowings of $1.5 million to related parties.

About Baosheng Media Group Holdings Limited

Baosheng Media Group Holdings Limited, headquartered in Beijing, China, is an online marketing solution provider in China. The Company advises advertisers on online marketing strategies, offers value-added advertising optimization services and facilitates the deployment of online ads in various forms, such as search ads, in-feed ads, mobile app ads and social media marketing ads. The Company is dedicated to helping its advertiser clients manage their online marketing activities with a view to achieving their business goals. For more information, visit the Company’s website at http://ir.bsacme.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” ”anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual reports and in its other filings with the SEC.

For more information, please contact:

Investor Relations Contact:

Tina Xiao

Ascent Investor Relations LLC

+1-917-609-0333

tina.xiao@ascent-ir.com

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2022 and December 31, 2021

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2022	December 31, 2021
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$5,031,813	$4,751,538
Restricted cash	75,587	4,131,313
Accounts receivable, net	51,036,740	56,363,183
Prepayments	4,709,812	9,376,247
Prepayments – related party	3,156,398	2,361,779
Media deposits	1,420,899	1,244,704
Media deposits – related party	1,356,777	1,426,419
Due from related parties	17,236	1,748,769
Other current assets	4,322,945	4,797,022
Total Current Assets	71,128,207	86,200,974

Long-term investment	1,310,334	1,569,218
Property and equipment, net	1,016,069	1,378,457
Intangible assets, net	663,071	775,603
Prepayments for intangible assets	2,816,234	2,960,789
Right of use assets	898,531	1,195,092
Total Assets	$77,832,446	$94,080,133

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$10,413,990	$12,161,957
Advance from advertisers	461,370	1,622,458
Advertiser deposits	-	916,531
Dividends payable	-	1,255,375
Income tax payable	265,279	278,440
Due to related parties	1,675	-
Operating lease liabilities, current	500,653	515,592
Warrant liabilities	2,728	2,744
Accrued expenses and other liabilities	1,673,128	2,728,300
Total Current Liabilities	13,318,823	19,481,397

Operating lease liabilities, noncurrent	279,913	537,447

Total Liabilities	13,598,736	20,018,844

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0016 per share, 31,250,000 shares authorized; 9,143,995 and 9,143,995 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively)	14,630	14,630
Additional paid-in capital	41,564,519	41,564,519
Statutory reserve	898,133	898,133
Retained earnings	22,686,118	28,996,464
Accumulated other comprehensive (loss) gain	(929,690)	2,587,543
Total Shareholders’ Equity	64,233,710	74,061,289

Total Liabilities and Shareholders’ Equity	$77,832,446	$94,080,133

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

For the Six Months Ended June 30, 2022 and 2021

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2022	2021
Revenues	$428,150	$2,415,352
Cost of revenues	(1,490,668)	(971,018)
Gross (loss) profit	(1,062,518)	1,444,334

Operating Expenses
Selling and marketing expenses	(363,678)	(541,953)
General and administrative expenses	(1,596,269)	(1,654,997)
Provision for doubtful accounts	(3,514,342)	(1,490,204)
Total Operating Expenses	(5,474,289)	(3,687,154)

Loss from Operations	(6,536,807)	(2,242,820)

Interest income (expense), net	42,948	(64,203)
Changes in fair value of warrant liabilities	-	1,902,153
Subsidy income	38,790	249,102
Other income (expenses), net	146,964	(115,903)
Loss Before Income Taxes	(6,308,105)	(271,671)

Income tax expense	(2,241)	-

Net Loss	$(6,310,346)	$(271,671)

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(3,517,233)	699,837
Comprehensive (Loss) Income	$(9,827,579)	$428,166

Weighted average number of ordinary share outstanding
Basic and Diluted	29,260,784	26,759,235

Loss per share
Basic and Diluted	$(0.22)	$(0.01)

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2022 and 2021

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2022	2021
Cash Flows from Operating Activities:
Net loss	$(6,310,345)	$(271,671)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	382,341	122,665
Amortization of right-of-use assets	246,323	498,135
Provision for doubtful accounts of accounts receivables	3,286,320	1,490,204
Provision for doubtful accounts of prepayments	240,986	-
Provision for doubtful accounts of other current assets	(12,965)	(1,651)
Loss from disposal of property and equipment	-	13,253
Changes in fair value of warrant liabilities	-	(1,902,153)
Issuance cost in connection with warrant liabilities	-	33,659
Changes in operating assets and liabilities:
Accounts receivable – third parties	(624,042)	7,775,669
Accounts receivable – related party	-	(88,676)
Prepayments - third parties	4,110,968	(12,248,046)
Prepayments - a related party	(940,910)	-
Media deposits - third parties	(245,034)	5,288,405
Media deposits - a related party	-	(1,404,903)
Other current assets	261,313	(529,512)
Accounts payable – third parties	(1,193,481)	(20,616,002)
Accounts payable – related party	-	1,569,696
Advance from advertisers	(1,118,710)	(1,995,322)
Advertiser deposits	(901,466)	(4,097,091)
Income tax payable	448	(199,766)
Accrued expenses and other liabilities	(953,737)	122,762
Operating lease liabilities	(228,588)	(609,353)
Net Cash Used in Operating Activities	$(4,000,579)	$(27,756,592)

Cash Flows from Investing Activities:
Purchases of property and equipment	-	(422,253)
Purchases of intangible assets	-	(834,788)
Prepayments for intangible assets	-	(2,916,127)
Investment in an investee	-	(1,545,547)
Collection of loans from related parties	1,730,005	-
Loans made to related parties	(171)	-
Net Cash Provided by (Used in) Investing Activities	1,702,834	(5,718,715)

Cash Flows from Financing Activities:
Issuance of ordinary shares pursuant to initial public offering, net of issuance costs	-	25,989,264
Issuance of ordinary shares pursuant to over-allotment, net of issuance costs	-	4,185,000
Issuance of units pursuant to a private placement, net of issuance costs	-	9,858,000
Repayment of bank borrowings	(35,727)	(1,545,547)
Repayment of borrowings to related parties	(15,446)	-
Payment of dividends	(1,234,739)	-
Net Cash (Used in) Provided by Financing Activities	(1,285,912)	38,486,717

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(191,795)	728,299

Net (decrease) increase in cash, cash equivalents and restricted cash	(3,775,452)	5,739,709
Cash, cash equivalents and restricted cash at beginning of period	8,882,852	10,272,256
Cash, cash equivalents and restricted cash at end of period	$5,107,400	$16,011,965

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$98,514
Cash paid for income tax	$-	$-

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$-	$1,553,829